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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Exide Electronics Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    302052105
                                 (CUSIP Number)

                               Peter M. Schoenfeld
                       P. Schoenfeld Asset Management LLC
                     1330 Avenue of the Americas, 34th Floor
                            New York, New York 10019
                                 (212) 649-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 17, 1997
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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SCHEDULE 13D

CUSIP No. 302052105

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  P. Schoenfeld Asset Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
                                                            a[ ]
                   Not Applicable                           b[ ]

          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                            WC, OO

          5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York

                                  7.      SOLE VOTING POWER
           NUMBER OF                      None
             SHARES
          BENEFICIALLY            8.       SHARED VOTING POWER
         OWNED BY EACH
           REPORTING                       0
             PERSON
              WITH                9.       SOLE DISPOSITIVE POWER

                                           None

                                  10.      SHARED DISPOSITIVE POWER

                                           0

          11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)         [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.0%

          14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                           BD, IA, OO

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SCHEDULE 13D

CUSIP No. 302052105

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Peter M. Schoenfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
                                                             a[ ]
                   Not Applicable                            b[ ]

          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                            WC, OO

          5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                            7.       SOLE VOTING POWER
           NUMBER OF                 None
             SHARES
          BENEFICIALLY      8.       SHARED VOTING POWER
         OWNED BY EACH
           REPORTING                 0
             PERSON
              WITH          9.       SOLE DISPOSITIVE POWER

                                     None

                            10.      SHARED DISPOSITIVE POWER

                                     0

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0

          12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)         [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            0.0%

          14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                      IN

                                       3
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         This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on October 21, 1997 and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5 is revised and amended in its entirety as set forth below:

                  (a)-(b)  On the date of this Statement:

                  (i) PSAM has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 0 shares of Common Stock. Such shares represent 0.0% of the issued and outstanding Common Stock.

                  (ii) Mr. Schoenfeld has Beneficial Ownership of 0 shares of Common Stock by virtue of his position as the Managing Member of PSAM. Such shares represent 0.0% of the issued and outstanding Common Stock.

                  (c) The trading dates, number of shares purchased or sold and price per share (including commissions, if any) for all transactions by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule I hereto. All such transactions were made in the open market.

                                       4
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                  (d) No person other than the Partnership and the Managed
Accounts is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective partners, shareholders or owners, as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from or proceeds of the sale of, the shares of Common Stock held for their respective accounts.

                  (e) As of November 17, 1997, the Reporting Persons ceased to have Beneficial Ownership of more than 5% of the outstanding Common Stock.

Item 7.  Material to be Filed as Exhibits

                  Joint Filing Agreement, dated October 20, 1997, between PSAM and Peter M. Schoenfeld (filed as Exhibit A to the Schedule 13D and incorporated herein by reference.)


                                       5
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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 1997



                                            P. SCHOENFELD ASSET MANAGEMENT LLC



                                            By:  /s/ Peter M. Schoenfeld
                                                 Name: Peter M. Schoenfeld
                                                 Title: Managing Member



                                                 /s/ Peter M. Schoenfeld
                                                     Peter M. Schoenfeld





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                                                               Schedule I
                                                               ----------


Date Purchased                Price Per Share                    Shares
--------------                ---------------                    ------

10/25/97                      28.6875                            25,000


Date Sold                     Price Per Share                    Shares
---------                     ---------------                    ------
11/17/97                      29.0000                            550,300





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